UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 30, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CollPlant Holdings Ltd.

File No. 001-38370 - CF#36853

       CollPlant Holdings Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on October 25, 2018.

       Based on representations by CollPlant Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.1   through October 19, 2028

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Brent J. Fields
              Secretary